First Quarter 2015 Report to Shareholders

BMO Financial Group Reports Net Income of $1.0 Billion for the First Quarter of 2015

Financial Results Highlights:

First Quarter 2015 Compared with First Quarter 2014:

•	Net income of $1.0 billion, down 6%; adjusted net income[1] of $1,041 million, down 4%

•	EPS[2] of $1.46, down 8%; adjusted EPS[1,2] of $1.53, down 5%

•	ROE of 11.8%, compared with 14.2%; adjusted ROE[1] of 12.3%, compared with 14.5%

•	Provisions for credit losses of $163 million, compared with $99 million

•	Basel III Common Equity Tier 1 Ratio of 10.1%

Toronto, February 24, 2015 – For the first quarter ended January 31, 2015, BMO Financial Group reported net income of $1.0 billion or $1.46 per share on a reported basis and net income of $1,041 million or $1.53 per share on an adjusted basis.

“BMO’s first quarter results reflect the impact of an unsettled environment in which we saw significant movements in oil prices,

long-term interest rates and the Canadian dollar. Against this backdrop, underlying business performance was solid, with combined Personal and Commercial Banking adjusted earnings of $708 million, up 6% year over year, reflecting the benefits of our diversified and growing customer base. We also had good results in our Traditional Wealth businesses, with adjusted earnings up 28% from last year,” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“Credit performance continued to be good with higher provisions for credit losses reflecting lower recoveries compared to last year.

“Our capital position remains strong with a Common Equity Tier 1 Ratio of 10.1%. In addition, book value per share increased by 10% from the prior quarter.

“Looking ahead, each of our operating businesses is well positioned to realize on the investments we have made over the past few years,” concluded Mr. Downe.

Concurrent with the release of results, BMO announced a second quarter 2015 dividend of $0.80 per common share, unchanged from the preceding quarter and up $0.04 per share or 5% from a year ago, equivalent to an annual dividend of $3.20 per common share.

Our complete First Quarter 2015 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended January 31, 2015, is available online at www.bmo.com/investorrelations and at www.sedar.com.

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Total Bank Overview

Net income was $1.0 billion for the first quarter of 2015, down $61 million or 6% from the prior year and adjusted net income was $1,041 million, down $42 million or 4% largely due to the impact of declining long-term interest rates on our insurance business. Net income was up in Canadian P&C, U.S. P&C and Traditional Wealth. There was lower income in BMO Capital Markets as good trading revenue was more than offset by credit and funding valuation adjustments and lower Investment and Corporate Banking revenue, and in Corporate Services due to lower benefits from purchased loans. On a basis that excludes the impacts of long-term interest rates in insurance and purchased loans in Corporate Services, adjusted net income increased 5%.

    The Basel III Common Equity Tier 1 Ratio remains strong at 10.1%.

Operating Segment Overview

Canadian P&C

Net income was $502 million, up $17 million or 4% from a year ago. Adjusted net income was $503 million, up $17 million or 4% from the prior year, largely driven by higher revenue and lower provisions for credit losses, partially offset by higher expenses. Revenue was up $50 million or 3% year over year driven by higher balance and fee volumes across most products, partially offset by lower net interest margin. Year-over-year loan growth was 4% and deposit growth was 7%. Expenses increased $45 million or 6% reflecting continued investment in the business, including the impact of costs associated with a changing business and regulatory environment.

    In personal banking, loans grew 3%, while deposit growth was 8%. Our annual Investment Campaign is well underway, and the early results have been positive. We’ve continued to see success from our digital investment with over 4 million downloads of our market-leading mobile banking application. In the quarter, we also launched our new BMO Banking and InvestorLine iPad application, becoming the first major Canadian bank to have an integrated application which provides customers access to both personal banking and self-directed investment accounts, as well as a personal finance management tool, all in one place.

    In commercial banking, loan and deposit growth remained strong with both growing 7% year over year. During the quarter, the commercial banking business reinforced its commitment to small business owners with our successful launch of BMO DepositEdgeTM which provides businesses with the ability to deposit cheques remotely.

U.S. P&C

Net income of $192 million increased $25 million or 15%. Adjusted net income of $205 million increased $25 million or 14%. All amounts in the remainder of this section are on a U.S. dollar basis.

    Net income of $161 million increased $7 million or 5% from a year ago. Adjusted net income of $172 million increased $6 million or 3%, driven by a 6% increase in pre-provision pre-tax income, partially offset by higher provisions for credit losses. Revenue increased $6 million or 1% from the prior year reflecting higher volume growth, partially offset by lower net interest margin and fee revenue. Adjusted non-interest expense decreased $9 million or 2% to $456 million due to disciplined expense management.

    Year-over-year loan growth was 10%, led by continued strong growth in the core commercial and industrial (C&I) loan portfolio.

Wealth Management

Net income was $159 million. Adjusted net income was $186 million compared to $182 million a year ago. Adjusted net income in traditional wealth of $155 million increased $33 million or 28%, with good organic growth as well as growth from the acquired F&C business. Adjusted net income in insurance was $31 million, down $29 million from a year ago primarily due to a $41 million after-tax charge from unfavourable movements in long-term interest rates in the current quarter relative to a $7 million after-tax charge a year ago.

    Assets under management and administration grew by $254 billion or 43% from a year ago to $852 billion, with the acquired F&C business contributing $148 billion to the increase. Excluding F&C, assets under management and administration grew by 18%, driven by the stronger U.S. dollar, market appreciation and growth in new client assets.

    In November 2014, BMO InvestorLine was named the Best Online Brokerage for the second year in a row at the 20th annual Morningstar Awards and was also named the top banked–owned online brokerage firm in Canada for the fourth consecutive year in the 16th annual Globe and Mail ranking of online brokers.

    BMO Funds was rated second among U.S. mutual fund families by the annual Barron’s/Lipper Fund Family Ranking1, recognizing top-performing investment advisory services provided by BMO Global Asset Management.

1 Barron’s “The Best Mutual Fund Families,” published February 9, 2015. Barron’s is a registered trade mark of Dow Jones & Company. All rights reserved.

BMO Financial Group First Quarter Report 2015 · 1

BMO Capital Markets

Net income of $221 million decreased $55 million or 20% from a year ago. Revenue decreased 5% year over year as good trading revenue was more than offset by credit and funding valuation adjustments and lower Investment and Corporate Banking revenue, in part due to lower securities gains. Credit and funding valuation adjustments reduced revenue by $41 million and net income by $31 million in the quarter. Excluding the impact of the stronger U.S. dollar, non-interest expenses were down $10 million or 2% due to lower employee-related expenses.

    In the quarter, we were recognized for several different industry awards which reflect our continued focus on meeting our core clients’ needs. We were named U.S. Mid-Market Equity House of the Year by the International Financing Review magazine. In addition, we were selected as Top Global Equity Brokerage firm for Execution Quality and ranked first among all full service brokers according to a survey by Institutional lnvestor.

    BMO Capital Markets participated in 327 new global issues in the quarter, comprised of 144 corporate debt deals, 123 government debt deals and 60 equity transactions, raising $838 billion.

Corporate Services

Corporate Services net loss for the first quarter of 2015 was $74 million, compared with a net loss of $41 million a year ago.

Adjusted results in these Total Bank Overview and Operating Segment Overview sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 10.1% at January 31, 2015. The CET1 Ratio was unchanged from October 31, 2014, with increases in CET1 Capital offset by increases in risk-weighted assets. Book value per share increased 10% from the prior quarter to $52.98 per share.

Provisions for Credit Losses

The total provision for credit losses (PCL) was $163 million, an increase of $64 million from the prior year due to lower recoveries on the purchased credit impaired loan portfolio. PCL decreased by $7 million from the prior quarter.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

2 · BMO Financial Group First Quarter Report 2015

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of February 24, 2015. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2015, as well as the audited consolidated financial statements for the year ended October 31, 2014, and the MD&A for fiscal 2014 in BMO’s 2014 Annual Report. The material that precedes this section comprises part of this MD&A.

    The annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

4	Summary Data	21	Balance Sheet
5	Non-GAAP Measures	22	Transactions with Related Parties
6	Caution Regarding Forward-Looking Statements	22	Off-Balance Sheet Arrangements
6	Economic Review and Outlook	22	Accounting Policies and Critical Accounting Estimates
7	Other Value Measures	22	Future Changes in Accounting Policies
7	Foreign Exchange	22	Select Financial Instruments
7	Net Income	23	Disclosure for Domestic Systemically Important Banks
8	Revenue	23	Regulatory Developments
9	Provisions for Credit Losses	24	Risk Management
10	Impaired Loans		24 Market Risk
10	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities		26 Liquidity and Funding Risk
10	Non-Interest Expense		28 Credit Rating
10	Income Taxes		28 Insurance Risk
11	Capital Management		28 Information and Cyber Security Risk
12	Eligible Dividends Designation		29 Select Geographic Exposures
13	Review of Operating Groups’ Performance	31	Interim Consolidated Financial Statements
	13 Personal and Commercial Banking (P&C)		31 Consolidated Statement of Income
	14 Canadian Personal and Commercial Banking (Canadian P&C)		32 Consolidated Statement of Comprehensive Income
	15 U.S. Personal and Commercial Banking (U.S. P&C)		33 Consolidated Balance Sheet
	16 Wealth Management		34 Consolidated Statement of Changes in Equity
	18 BMO Capital Markets		35 Consolidated Statement of Cash Flows
	19 Corporate Services, Including Technology and Operations		36 Notes to Consolidated Financial Statements
20	Summary Quarterly Earnings Trends	56	Other Investor and Media Information

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as of January 31, 2015, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

    There were no changes in our internal control over financial reporting during the quarter ended January 31, 2015, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

    Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

    As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group First Quarter Report 2015 · 3

Summary Data	Table 1

(Canadian $ in millions, except as noted)	Q1-2015	Q4-2014	Q1-2014

Summary Income Statement
Net interest income	2,219	2,178	2,113
Non-interest revenue (1)	2,836	2,462	2,366
Revenue (1)	5,055	4,640	4,479
Specific provision for credit losses	163	170	99
Collective provision for (recovery of) credit losses	-	-	-
Total provision for credit losses	163	170	99
Insurance claims, commissions and changes in policy benefit liabilities (1)	747	300	357
Non-interest expense	3,006	2,887	2,684
Provision for income taxes	139	213	278
Net income	1,000	1,070	1,061
Attributable to bank shareholders	986	1,057	1,048
Attributable to non-controlling interest in subsidiaries	14	13	13
Net income	1,000	1,070	1,061
Adjusted net income	1,041	1,111	1,083

Common Share Data ($ except as noted)
Earnings per share	1.46	1.56	1.58
Adjusted earnings per share	1.53	1.63	1.61
Earnings per share growth (%)	(7.6)	(2.5)	4.6
Adjusted earnings per share growth (%)	(5.0)	0.6	7.3
Dividends declared per share	0.80	0.78	0.76
Book value per share	52.98	48.18	45.60
Closing share price	72.93	81.73	68.06
Total market value of common shares ($ billions)	47.2	53.0	43.9
Dividend yield (%)	4.4	3.8	4.5

Financial Measures and Ratios (%)
Return on equity	11.8	13.1	14.2
Adjusted return on equity	12.3	13.7	14.5
Net income growth	(5.8)	(0.4)	2.5
Adjusted net income growth	(3.9)	2.1	5.4
Revenue growth (1)	12.9	7.4	7.0
Adjusted revenue growth (1)	12.9	10.7	12.9
Adjusted revenue growth, net of CCPB (1)	4.5	8.2	8.2
Non-interest expense growth	12.0	11.9	4.4
Adjusted non-interest expense growth	11.3	14.1	8.5
Efficiency ratio (1)	59.5	62.2	59.9
Adjusted efficiency ratio (1)	58.4	61.1	59.2
Operating leverage (1)	0.9	(4.5)	2.6
Adjusted operating leverage (1)	1.6	(3.4)	4.4
Net interest margin on average earning assets	1.55	1.60	1.62
Effective tax rate	12.2	16.6	20.8
Adjusted effective tax rate	12.6	16.8	20.9
Return on average assets	0.60	0.69	0.72
Provision for credit losses-to-average loans and acceptances (annualized)	0.21	0.23	0.14

Balance Sheet (as at $ millions, except as noted)
Assets	672,358	588,659	592,662
Net loans and acceptances	317,630	303,038	289,750
Deposits	429,778	393,088	398,393
Common shareholders’ equity	34,277	31,273	29,391
Cash and securities-to-total assets ratio (%)	30.1	30.2	32.3

Capital Ratios (%)
Common Equity Tier 1 Ratio	10.1	10.1	9.3
Tier 1 Capital Ratio	11.4	12.0	10.6
Total Capital Ratio	13.4	14.3	12.4
(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

Adjusted results are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

4 · BMO Financial Group First Quarter Report 2015

Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in Table 2 below. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures			Table 2

(Canadian $ in millions, except as noted)	Q1-2015	Q4-2014	Q1-2014

Reported Results
Revenue (1)	5,055	4,640	4,479
Provision for credit losses	(163)	(170)	(99)
Insurance claims, commissions and changes in policy benefit liabilities (1)	(747)	(300)	(357)
Non-interest expense	(3,006)	(2,887)	(2,684)
Income before income taxes	1,139	1,283	1,339
Provision for income taxes	(139)	(213)	(278)
Net Income	1,000	1,070	1,061
EPS ($)	1.46	1.56	1.58

Adjusting Items (Pre-tax)
Acquisition integration costs (2)	(13)	(11)	-
Amortization of acquisition-related intangible assets (3)	(40)	(42)	(31)
Adjusting items included in reported pre-tax income	(53)	(53)	(31)

Adjusting Items (After tax)
Acquisition integration costs (2)	(10)	(9)	-
Amortization of acquisition-related intangible assets (3)	(31)	(32)	(22)
Adjusting items included in reported net income after tax	(41)	(41)	(22)
Impact on EPS ($)	(0.07)	(0.07)	(0.03)

Adjusted Results
Revenue (1)	5,055	4,640	4,479
Provision for credit losses	(163)	(170)	(99)
Insurance claims, commissions and changes in policy benefit liabilities (1)	(747)	(300)	(357)
Non-interest expense	(2,953)	(2,834)	(2,653)
Income before income taxes	1,192	1,336	1,370
Provision for income taxes	(151)	(225)	(287)
Net income	1,041	1,111	1,083
EPS ($)	1.53	1.63	1.61

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.
(2)	Acquisition integration costs related to F&C are charged to Wealth Management and are recorded in non-interest expense.
(3)	These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 13, 14, 15, and 16.

BMO Financial Group First Quarter Report 2015 · 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

    By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

    The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

    We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 77 to 105 of BMO’s 2014 Annual MD&A, which outlines in detail certain key factors and risks that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

    Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default would be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the risk of future credit losses in our credit protection vehicle and risk of loss to Bank of Montreal included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges into which Bank of Montreal has entered.

    Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Review and Outlook section of our First Quarter 2015 Report to Shareholders.

Economic Review and Outlook

Lower oil prices will slow Canada’s economy in the first half of this year, though a weaker currency and stronger U.S. demand should encourage firmer activity in the second half of the year. Despite uneven global demand (with China’s economy slowing and the Eurozone economy growing only modestly), Canadian exports are improving and should strengthen further this year. Consumer spending is moderately strong, with motor vehicle sales at record highs, and will be supported by low interest rates this year. Home sales and construction are healthy, and housing market activity is expected to remain steady alongside moderate growth in residential mortgages. However, job growth has moderated and business spending remains weak due to lower oil and other resource prices. The rapid decline in oil prices is expected to reduce business investment this year, slowing demand for business loans compared to the prior year. GDP growth is expected to moderate to 2% in 2015 from approximately 2.4% in 2014, maintaining the unemployment rate at 6.7%. After leading the nation’s economy in recent years, Alberta’s growth is projected to slow sharply due to the reduction in oil prices, while Newfoundland and Labrador’s economy will likely contract for the same reason. However, growth in the other provinces should improve this year in response to higher exports. Mindful of the downside risks to the economy and inflation arising from lower oil prices, the Bank of Canada unexpectedly lowered its policy rate in January, and a further reduction is possible if oil prices remain low. Consequently, the Canadian dollar is expected to remain weak this year.

    Unlike Canada, the United States consumes more oil than it produces, meaning the nation benefits from lower energy prices. As a result, economic growth has picked up due to robust business investment, strengthening consumer spending and a steady recovery in housing markets. The strongest job growth in 15 years has reduced the unemployment rate by approximately one percentage point in the past year to a six-year low. GDP growth is expected to strengthen to 3% in 2015 from approximately 2.4% in 2014. Improved household finances and lower gasoline prices will support spending and consumer loan demand, while recent declines in mortgage rates and easier credit conditions will encourage home sales. Demand for residential mortgages is expected to improve this year as housing affordability remains healthy. However, a downturn in the energy sector will slow investment and business loan growth. The Federal Reserve is expected to begin raising the federal funds rate in the summer, for the first time in nine years, resulting in further appreciation in the U.S. dollar, which has risen about 10% on a trade-weighted basis in the past year.

    The U.S. Midwest region, which includes the six contiguous states in BMO’s U.S. footprint, is expected to grow 2.7% in 2015 in response to increased automotive production and expansionary fiscal policies.

    This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

6 · BMO Financial Group First Quarter Report 2015

Other Value Measures

BMO’s average annual total shareholder returns for the one-year, three-year and five-year periods ending January 31, 2015, were 11.4%, 12.0% and 11.9%, respectively.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. segment net income, revenues, expenses, recovery of (provision for) credit losses and income taxes that are denominated in U.S. dollars were increased relative to the fourth quarter of 2014 and the first quarter of 2014, due to the strengthening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, increased by 10% from a year ago and increased by 7% from the fourth quarter. Table 3 indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results.

Economically, our U.S. dollar income stream was largely unhedged to changes in foreign exchange rates during the quarter. We have hedged a portion of forecasted next 12-month BMO Capital Markets U.S. dollar net income. These hedges are subject to mark-to-market accounting which resulted in a $15 million after tax loss in the first quarter, which was recorded in our BMO Capital Markets business.

We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s Reported and Adjusted Results	Table 3

	Q1-2015
(Canadian $ in millions, except as noted)	vs Q1-2014	vs Q4-2014
Canadian/U.S. dollar exchange rate (average)
Current period	1.1923	1.1923
Prior period	1.0800	1.1114

Effects on reported results
Increased net interest income	74	53
Increased non-interest revenue	53	38
Increased revenues	127	91
Increased provision for credit losses	(5)	(3)
Increased expenses	(102)	(73)
Increased income taxes	(2)	(2)
Increased reported net income before impact of hedges	18	13
Hedging losses in current quarter, after tax	(15)	(15)
Increased (decreased) reported net income	3	(2)

Effects on adjusted results
Increased net interest income	74	53
Increased non-interest revenue	53	38
Increased revenues	127	91
Increased provisions for credit losses	(3)	(2)
Increased expenses	(99)	(71)
Increased income taxes	(4)	(3)
Increased adjusted net income before impact of hedges	21	15
Hedging losses in current quarter, after tax	(15)	(15)
Increased (decreased) adjusted net income	6	-

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Net Income

Q1 2015 vs Q1 2014

Net income was $1.0 billion for the first quarter of 2015, down $61 million or 6% from the prior year and adjusted net income was $1,041 million, down $42 million or 4% largely due to the impact of declining long-term interest rates on our insurance business. EPS was $1.46, down $0.12 or 8% from the prior year and adjusted EPS was $1.53, down $0.08 or 5%. On a basis that excludes the impacts of long-term interest rates in insurance and purchased loans in Corporate Services, adjusted net income increased 5%.

    Adjusted results and items excluded in determining adjusted results are disclosed in detail in the preceding Non-GAAP Measures section, together with comments on the uses and limitations of such measures.

    Canadian P&C results increased 4% reflecting higher balance and fee volumes across most products, partially offset by higher expenses and lower net interest margin. Wealth Management had good results in traditional wealth with growth of 28% including the acquired F&C business. There was lower net income in insurance due to unfavourable movements in long-term interest rates. BMO Capital Markets results decreased as good trading revenue was more than offset by credit and funding valuation adjustments and lower Investment and Corporate Banking revenue, in part due to lower securities gains. U.S. P&C adjusted net income was up on a U.S. dollar basis driven by a 6% increase in pre-provision pre-tax income, partly offset by higher provisions for credit losses. Corporate Services results were lower primarily due to lower recoveries on the purchased credit impaired loan portfolio.

BMO Financial Group First Quarter Report 2015 · 7

Q1 2015 vs Q4 2014

Net income decreased $70 million or 7% and adjusted net income decreased $70 million or 6%. EPS and adjusted EPS decreased $0.10 or 6%. Both reported and adjusted net income decreased relative to the fourth quarter largely due to the significant decline in net income in insurance as a result of the decline in long-term interest rates in the current quarter and actuarial benefits in the prior quarter, as well as stock-based compensation for employees eligible to retire that is recognized in the first quarter of each year. On a basis that excludes these impacts, adjusted net income increased 7%.

    Net income decreased in Canadian P&C due to lower cards fees, lower net interest margin and higher expenses, partially offset by higher volumes across most products. Adjusted net income increased 16% in traditional wealth. Net income in insurance declined by $86 million due to the items outlined above. BMO Capital Markets results improved 15% mainly driven by higher revenue due to improvements in client activity levels in Trading Products. U.S. P&C adjusted net income increased on a U.S. dollar basis due to lower provisions for credit losses and expenses, partly offset by lower revenue. Corporate Services results were lower primarily due to lower net interest income from an above trend fourth quarter and higher taxes on a teb basis.

    Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue (1)

Q1 2015 vs Q1 2014

Total revenue of $5,055 million increased $576 million or 13% from the first quarter a year ago. Excluding the impact of the stronger U.S. dollar, net of hedging impacts, revenue increased by $456 million or 10%. Canadian P&C revenue increased due to higher balance and fee volumes across most products, partially offset by lower net interest margin. Wealth Management had good revenue growth, with traditional wealth revenue up 26% due to the benefit from the acquired F&C business and higher fee-based revenue from strong growth in client assets. Insurance revenue increased by $361 million or 79% primarily due to changes in the fair value of the insurance assets that support our policy benefit liabilities. The change in fair value was due to the increase in the fair value of fixed income investments resulting from the decline in interest rates in the quarter. The increase in insurance revenue was more than offset by increased insurance claims, commissions and changes in policy benefit liabilities as discussed on page 10. BMO Capital Markets revenue decreased 5% year over year, as good trading revenue was more than offset by credit and funding valuation adjustments and lower Investment and Corporate Banking revenue, in part due to lower securities gains. U.S. P&C revenue increased on a U.S. dollar basis from the prior year reflecting higher volume growth, partially offset by lower net interest margin and fee revenue. Corporate Services revenue was lower primarily due to the impact of a higher group teb adjustment. Total revenue growth was 5% on a basis that nets insurance claims, commissions and changes in policy benefit liabilities with insurance revenue.

    Net interest income of $2,219 million increased $106 million or 5% from a year ago, principally due to volume growth and the impact of the stronger U.S. dollar, partially offset by lower net interest margin and lower revenue from the purchased performing loan portfolio. BMO’s overall net interest margin decreased by 7 basis points from a year ago to 1.55%. Average earning assets increased $51.4 billion or 10% to $567.3 billion, including a $22.6 billion increase as a result of the stronger U.S. dollar.

    Non-interest revenue increased $470 million or 20% from a year ago to $2,836 million primarily due to significant increases in insurance revenue, as well as in investment management and custodial fees and mutual fund revenues partially due to the acquisition of F&C. There were declines in trading revenues, underwriting and advisory fees, card fees and security gains.

Q1 2015 vs. Q4 2014

Total revenue increased $415 million or 9% from the fourth quarter. Excluding the impact of the stronger U.S. dollar, net of hedging impacts, revenue increased by $339 million or 7%. Canadian P&C revenue declined driven by lower cards fees and lower net interest margin, partially offset by higher volumes across most products. Revenue in Wealth Management increased, with 5% growth in traditional wealth reflecting higher fee-based revenue from growth in client assets. Insurance revenue increased by 70% due to the factors mentioned above. BMO Capital Markets had revenue growth of 14% driven by improvements in client activity levels. Revenue in Trading Products rose, driven by higher equity and interest rate trading revenues and revenue in Investment and Corporate Banking was up modestly. U.S. P&C decreased slightly on a U.S. dollar basis as the benefits from commercial loan and deposit growth were more than offset by a reduction in net interest margin. Corporate Services revenue was lower primarily due to the impact of a higher teb adjustment. Total revenue growth decreased 1% on a basis that nets insurance claims, commissions and changes in policy benefit liabilities with insurance revenue.

    Net interest income increased $41 million or 2%, principally due to volume growth and the impact of the stronger U.S. dollar, partially offset by lower net interest margin and lower revenue from the purchased performing loan portfolio. BMO’s overall net interest margin decreased 5 basis points from the fourth quarter. BMO’s overall net interest margin (excluding trading) decreased 8 basis points from the fourth quarter. Average earning assets increased $27.3 billion from the fourth quarter, including a $16.2 billion increase as a result of the stronger U.S. dollar.

    Non-interest revenue increased $374 million or 15%, primarily due to a significant increase in insurance revenue.

    Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

    Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified. Insurance can experience volatility arising from fluctuations in the fair value of insurance assets. The investments which support actuarial liabilities are predominantly fixed income assets recorded at fair value with changes in the fair values recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are more than offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities.

8 · BMO Financial Group First Quarter Report 2015

Net Interest Margin on Average Earning Assets (teb)*	Table 4

(In basis points)	Q1-2015	Q4-2014	Q1-2014
Canadian P&C	258	261	263
U.S. P&C	345	354	373
Personal and Commercial Banking	284	287	292
Wealth Management	278	261	273
BMO Capital Markets	65	46	48
Corporate Services, including T&O**	nm	nm	nm
Total BMO net interest margin	155	160	162
Total BMO net interest margin (excluding trading)	191	199	203
Total Canadian Retail***	255	258	260
*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.
**	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin (nm - not meaningful).
***	Total Canadian retail margin represents the net interest margin of the combined Canadian businesses of Canadian P&C and Wealth Management.

Provisions for Credit Losses

Q1 2015 vs Q1 2014

The total provision for credit losses (PCL) was $163 million, an increase of $64 million from the prior year due to lower recoveries on the purchased credit impaired loan portfolio. There was no net change to the collective allowance in the quarter.

    Canadian P&C provisions decreased by $7 million to $132 million due to lower provisions in the commercial portfolio, partially offset by higher provisions in the consumer portfolio. U.S. P&C provisions of $40 million increased by $19 million due to the impact of higher recoveries in the prior year. BMO Capital Markets provisions of $9 million increased by $10 million reflecting new provisions compared to net recoveries in the prior year. Corporate Services recoveries of $20 million decreased by $39 million, due to lower recoveries on the purchased credit impaired loan portfolio partially offset by lower provisions on the purchased performing loan portfolio.

Q1 2015 vs. Q4 2014

PCL decreased by $7 million from the prior quarter.

    Canadian P&C provisions were relatively stable compared to the prior quarter. U.S. P&C provisions decreased by $7 million primarily due to a decrease in the consumer portfolio. BMO Capital Markets provisions were $16 million higher than the prior quarter due to new provisions compared to net recoveries in the prior quarter. Corporate Services recoveries increased by $22 million mainly due to lower provisions on the purchased performing loan portfolio.

Provision for Credit Losses by Operating Group	Table 5

(Canadian $ in millions)	Q1-2015	Q4-2014	Q1-2014
Canadian P&C	132	129	139
U.S. P&C	40	47	21
Personal and Commercial Banking	172	176	160
Wealth Management	2	(1)	(1)
BMO Capital Markets	9	(7)	(1)
Corporate Services, including T&O (1)	(20)	2	(59)
Provision for credit losses	163	170	99

  (1)     Corporate Services results include purchased credit impaired loan recoveries of $29 million in Q1-2015 ($18 million after tax); $33 million in Q4-2014 ($20 million after tax); and $117 million in Q1-2014 ($72 million after tax).

Changes to Provision for Credit Losses			Table 6

(Canadian $ in millions, except as noted)	Q1-2015	Q4-2014	Q1-2014
New specific provisions	307	312	358
Reversals of previously established allowances	(42)	(50)	(48)
Recoveries of loans previously written-off	(102)	(92)	(211)
Provision for credit losses	163	170	99
PCL as a % of average net loans and acceptances (annualized)	0.21	0.23	0.14

BMO Financial Group First Quarter Report 2015 · 9

Impaired Loans

Total gross impaired loans (GIL) were $2,195 million at the end of the current quarter, up from $2,048 million in the fourth quarter of 2014, due to the strengthening U.S. dollar, and down from $2,482 million a year ago.

Factors contributing to the change in GIL are outlined in Table 7 below. Loans classified as impaired during the quarter totalled $424 million, down from $534 million in the fourth quarter of 2014 and down from $642 million a year ago.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)	Table 7

(Canadian $ in millions, except as noted)	Q1-2015	Q4-2014	Q1-2014
GIL, beginning of period	2,048	1,975	2,544
Classified as impaired during the period	424	534	642
Transferred to not impaired during the period	(115)	(129)	(154)
Net repayments	(143)	(159)	(446)
Amounts written-off	(173)	(214)	(203)
Recoveries of loans and advances previously written-off	-	-	-
Disposals of loans	(13)	-	(2)
Foreign exchange and other movements	167	41	101
GIL, end of period	2,195	2,048	2,482
GIL as a % of gross loans and acceptances	0.69	0.67	0.85
(1)	GIL excludes purchased credit impaired loans.

For further discussion of risk management practices and key measures, see the Risk Management section.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities were $747 million, up $390 million from the first quarter a year ago, and up $447 million from last quarter mainly due to changes in policy benefit liabilities, including the unfavourable impact of changes in long-term rates this quarter and the benefit of actuarial methodology and assumption changes in the prior quarter.

Non-Interest Expense

Non-interest expense increased $322 million or 12% from the first quarter a year ago to $3,006 million. Adjusted non-interest expense increased $300 million or 11% to $2,953 million. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense increased by $201 million or 8%, due to the impact of the F&C acquisition which increased expenses by 4%, increased technology and support costs related to a changing business and regulatory environment and higher employee-related expenses.

Reported and adjusted non-interest expense both increased $119 million or 4% relative to the fourth quarter. Excluding the impact of the stronger U.S. dollar and $87 million of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year, adjusted non-interest expense decreased by $39 million or 1%.

Adjusted operating leverage was 1.6% year over year and 4.7% quarter over quarter. Adjusted operating leverage was negative 5.3% year over year and negative 4.1% quarter over quarter on a basis that nets insurance claims, commissions and changes in policy benefit liabilities with insurance revenue and excludes both the impact of the stronger U.S. dollar and the F&C acquisition.

The adjusted efficiency ratio was 59.2% in the first quarter of 2014 compared to 58.4% in the current quarter.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $139 million decreased $139 million from the first quarter of 2014 and $74 million from the fourth quarter of 2014. The effective tax rate for the quarter was 12.2%, compared with 20.8% a year ago and 16.6% in the fourth quarter of 2014.

The adjusted provision for income taxes of $151 million decreased $136 million from a year ago and $74 million from the fourth quarter of 2014. The adjusted effective tax rate was 12.6% in the current quarter, compared with 20.9% a year ago and 16.8% in the fourth quarter of 2014. The lower adjusted tax rate in the current quarter relative to both the first and fourth quarters of 2014 was primarily due to higher tax-exempt income, partially offset by a provision for prior periods’ income taxes. On a teb basis, the adjusted effective tax rate for the quarter was 24.7%, compared with 25.5% a year ago and 22.6% in the fourth quarter of 2014.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

10 · BMO Financial Group First Quarter Report 2015

Capital Management

First Quarter 2015 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 10.1% at January 31, 2015.

The CET1 Ratio was unchanged from October 31, 2014, with increases in CET1 Capital offset by increases in risk-weighted assets (RWA). The impact of foreign exchange movements on the CET1 Ratio was largely hedged, as outlined below.

CET1 Capital at January 31, 2015, was $23.9 billion, up $1.5 billion from October 31, 2014, mainly due to the impact of the stronger U.S. dollar on accumulated other comprehensive income and retained earnings growth, partially offset by share repurchases during the quarter.

RWA for CET1 of $238 billion at January 31, 2015, increased from $222 billion at October 31, 2014, largely due to foreign exchange movements. Source currency RWA increased primarily due to business growth and higher market risk, largely offset by changes in methodology.

The bank’s Tier 1 and Total Capital Ratios were 11.4% and 13.4%, respectively, at January 31, 2015, compared with 12.0% and 14.3%, respectively, at October 31, 2014. These ratios changed from October 31, 2014, primarily due to the same factors that impacted the CET1 Ratio, described above, in addition to the impact of the redemptions of capital trust securities and preferred shares, as described below.

The Office of the Superintendent of Financial Institutions (OSFI) has announced that, commencing in the first quarter of 2015, the Assets-to-Capital Multiple (ACM) has been replaced by the Basel III Leverage Ratio, for which OSFI has established a 3% minimum target. BMO’s Basel III Leverage Ratio was 3.8% at January 31, 2015.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S.-dollar-denominated RWA and U.S.-dollar-denominated capital deductions may result in variability in the bank’s capital ratios. BMO may enter into hedging arrangements to reduce the impact of foreign exchange movements on its capital ratios. Any such activities could also impact our book value and return on equity.

Pages 64 to 69 and pages 95 to 100 of BMO’s 2014 Annual Report provide disclosure on Enterprise-Wide Capital Management and Liquidity and Funding Risk, including regulatory requirements impacting capital and liquidity.

Regulatory Developments

In an effort to increase the comparability of capital requirements and to ensure minimum levels of capital across the banking system, the Basel Committee on Banking Supervision (BCBS) is considering various alternatives and possible capital rule changes. The December 2014 consultative paper proposing changes to the standardized approach for credit risk, as well as the fundamental review of the trading book are examples of such BCBS initiatives. Also during December, the BCBS issued a consultative paper proposing to replace the current Basel I transitional capital floor with capital floors based on the Basel II and Basel III standardized approaches. If such changes were implemented, they could have the effect of increasing the capital that we are required to hold.

Other Capital Developments

During the quarter, we purchased 3 million common shares under the bank’s normal course issuer bid (NCIB). This represents the only repurchases under the program that began on February 1, 2014, and ended on January 31, 2015. On January 26, 2015, we announced that we had received approvals from OSFI and the Toronto Stock Exchange (TSX) to proceed with a NCIB through the facilities of the TSX to purchase, for cancellation, up to 15 million of BMO’s common shares commencing February 1, 2015, and ending January 31, 2016. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital adequacy. The bank will regularly consult with OSFI before making purchases under the bid.

During the quarter, 282,475 common shares were issued through the exercise of stock options.

On December 31, 2014, we redeemed all of our BMO Capital Trust Securities – Series D (BMO BOaTS – Series D) at a redemption amount equal to $1,000 for an aggregate redemption of $600 million, plus unpaid distributions.

On January 22, 2015, we announced our intention to redeem all of our Non-cumulative 5-Year Rate Reset Class B Preferred Shares Series 23 on February 25, 2015, at a redemption price of $25.00 per share plus all declared and unpaid dividends up to but excluding the date fixed for redemption.

On February 24, 2015, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.80 per common share, unchanged from the preceding quarter and up $0.04 per share or 5% from a year ago.

The dividend is payable on May 26, 2015, to shareholders of record on May 1, 2015. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the shareholder dividend reinvestment and share purchase plan.

BMO Financial Group First Quarter Report 2015 · 11

Qualifying Regulatory Capital and Risk-Weighted Assets (All-in (1))	Table 8

(Canadian $ in millions)	Q1-2015	Q4-2014
Gross Common Equity (2)	34,277	31,273
Regulatory adjustments applied to Common Equity	(10,335)	(8,852)
Common Equity Tier 1 Capital (CET1)	23,942	22,421
Additional Tier 1 Eligible Capital (3)	3,546	4,539
Regulatory adjustments applied to Tier 1	(358)	(358)
Additional Tier 1 Capital (AT1)	3,188	4,181
Tier 1 Capital (T1 = CET1 + AT1)	27,130	26,602
Tier 2 Eligible Capital (4)	4,842	5,375
Regulatory adjustments applied to Tier 2	(50)	(50)
Tier 2 Capital (T2)	4,792	5,325
Total Capital (TC = T1 + T2)	31,922	31,927

Risk-weighted assets (5)
CET1 Capital risk-weighted assets	237,529	222,092
Tier 1 Capital risk-weighted assets	237,940	222,428
Total Capital risk-weighted assets	238,292	222,931

Capital Ratios (%)
CET1 Ratio	10.1	10.1
Tier 1 Capital Ratio	11.4	12.0
Total Capital Ratio	13.4	14.3
(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments which no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013, and continuing to January 1, 2022.
(2)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(3)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.
(4)	Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.
(5)	Due to the phased-in implementation of the Credit Valuation Adjustment (CVA) which commenced in Q1-2014, the scalars applied to the fully implemented CVA charge for CET1, Tier 1 Capital and Total Capital were 64%, 71% and 77% respectively, for Q1-2015 (57%, 65% and 77% respectively, for Q4-2014) resulting in different RWA measures for each of the three tiers of regulatory capital.

Outstanding Shares and Securities Convertible into Common Shares	Table 9

As at February 18, 2015	Number of shares or dollar amount (in millions)
Common shares	647

Class B Preferred shares
Series 13	$350
Series 14	$250
Series 15	$250
Series 16	$157
Series 17	$143
Series 23 (1)	$400
Series 25	$290
Series 27	$500
Series 29	$400
Series 31	$300

Medium-Term Notes
Series H (2)	$1,000

Stock options
– vested	7.8
– non-vested	5.3
(1)	On January 22, 2015, we announced our intention to redeem our Series 23 Preferred Shares on February 25, 2015.

(2)	Details on the Series H Medium-Term Notes, Tranche 1 are outlined in Note 17 to the audited consolidated financial statements on page 158 of BMO’s 2014 Annual Report.

Details on share capital are outlined in Note 10 to the unaudited interim consolidated financial statements and Note 20 to the audited annual consolidated financial statements on page 161 of BMO’s 2014 Annual Report.

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

12 · BMO Financial Group First Quarter Report 2015

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating segments and operating groups for the first quarter of 2015.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to the current presentation.

Corporate Services results reflect certain items in respect of the purchased loan portfolio, including the recognition of a portion of the credit mark that is reflected in net interest income over the term of the purchased loans and provisions and recoveries of credit losses on the purchased portfolio.

Commencing in the first quarter of 2015, insurance claims, commissions and changes in policy benefit liabilities are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb). Like many banks, we analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenue and the GAAP provision for income taxes by an amount that would raise revenue on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions. The teb adjustments for the first quarter of 2015 totalled $190 million, up from $99 million in the fourth quarter of 2014 and $85 million in the first quarter of 2014.

Personal and Commercial Banking (P&C)	Table 10

(Canadian $ in millions, except as noted)	Q1-2015	Q4-2014	Q1-2014

Net interest income (teb)	1,898	1,861	1,801
Non-interest revenue	589	595	550
Total revenue (teb)	2,487	2,456	2,351
Provision for credit losses	172	176	160
Non-interest expense	1,395	1,348	1,313
Income before income taxes	920	932	878
Provision for income taxes (teb)	226	237	226
Reported net income	694	695	652
Amortization of acquisition-related intangible assets (1)	14	14	14
Adjusted net income	708	709	666
Net income growth (%)	6.5	23.5	3.7
Revenue growth (%)	5.8	7.6	4.6
Non-interest expense growth (%)	6.2	6.5	6.2
Return on equity (%)	15.7	17.1	16.4
Adjusted return on equity (%)	16.0	17.4	16.8
Operating leverage (%) (teb)	(0.4)	1.1	(1.6)
Adjusted operating leverage (%) (teb)	(0.7)	0.8	(1.9)
Efficiency ratio (%) (teb)	56.1	54.9	55.9
Adjusted efficiency ratio (%) (teb)	55.4	54.1	55.0
Net interest margin on average earning assets (%) (teb)	2.84	2.87	2.92
Average earning assets	265,408	257,587	245,007
Average current loans and acceptances	261,126	253,703	242,184
Average deposits	204,818	196,299	186,386
(1)	Before tax amounts of: $18 million in Q1-2015; $19 million in Q4-2014; and $20 million in Q1-2014 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). These operating segments are reviewed separately in the sections that follow.

BMO Financial Group First Quarter Report 2015 · 13

Canadian Personal and Commercial Banking (Canadian P&C)	Table 11

(Canadian $ in millions, except as noted)	Q1-2015	Q4-2014	Q1-2014

Net interest income	1,217	1,222	1,196
Non-interest revenue	411	429	382
Total revenue	1,628	1,651	1,578
Provision for credit losses	132	129	139
Non-interest expense	835	819	790
Income before income taxes	661	703	649
Provision for income taxes	159	177	164
Reported net income	502	526	485
Amortization of acquisition-related intangible assets (1)	1	1	1
Adjusted net income	503	527	486

Personal revenue	1,078	1,096	1,048
Commercial revenue	550	555	530
Net income growth (%)	3.6	14.8	8.5
Revenue growth (%)	3.1	6.9	6.6
Non-interest expense growth (%)	5.6	6.1	3.7
Operating leverage (%)	(2.5)	0.8	2.9
Efficiency ratio (%)	51.3	49.6	50.1
Net interest margin on average earning assets (%)	2.58	2.61	2.63
Average earning assets	187,185	185,905	180,653
Average current loans and acceptances	191,744	190,428	184,989
Average deposits	131,441	128,536	122,460
(1)	Before tax amounts of: $1 million in each of Q1-2015; Q4-2014; and Q1-2014 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q1 2015 vs Q1 2014

Canadian P&C net income of $502 million increased $17 million or 4% from a year ago. Revenue increased $50 million or 3% from the prior year due to higher balance and fee volumes across most products, partially offset by lower net interest margin. Net interest margin was 2.58%, down 5 basis points driven by lower loan and deposit spreads.

In the personal banking segment, revenue increased $30 million year over year due to the impact of higher balances and fee volumes, partially offset by lower net interest margin. Total personal lending balances (excluding retail cards) increased 3% year over year. Personal deposit balances increased 8% mainly due to growth in term deposits and chequing accounts.

In the commercial banking segment, revenue increased $20 million due to the impact of higher balance and fee volumes across most products, partially offset by lower net interest margin. Commercial loan balances (excluding corporate cards) and commercial deposit balances both grew 7% year over year.

Provisions for credit losses decreased $7 million or 5% due to lower provisions in the commercial portfolio, partially offset by higher provisions in the consumer portfolio. Non-interest expense increased $45 million or 6% reflecting continued investment in the business, including the impact of costs associated with a changing business and regulatory environment.

Average current loans and acceptances increased $6.8 billion or 4% from a year ago, and deposits increased $9.0 billion or 7%.

Q1 2015 vs Q4 2014

Net income declined by $24 million from the prior quarter. Revenue declined by $23 million or 1% driven by lower cards fees and lower net interest margin, partially offset by higher volumes across most products. Net interest margin declined by 3 basis points driven by lower personal loan spreads.

Personal revenue declined $18 million mainly due to lower net interest margin and retail card fees, partially offset by higher balances across most products. Commercial revenue decreased $5 million due to lower corporate card fees. Higher commercial balance volumes were offset by lower net interest margin.

Provisions for credit losses were relatively stable compared to the prior quarter. Non-interest expense increased $16 million or 2% reflecting increased investment in the business and higher stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Average current loans and acceptances increased $1.3 billion or 1% from the previous quarter, while deposits increased $2.9 billion or 2%.

14 · BMO Financial Group First Quarter Report 2015

U.S. Personal and Commercial Banking (U.S. P&C)	Table 12

(US$ in millions, except as noted)	Q1-2015	Q4-2014	Q1-2014

Net interest income (teb)	571	575	559
Non-interest revenue	149	149	155
Total revenue (teb)	720	724	714
Provision for credit losses	33	42	20
Non-interest expense	470	476	483
Income before income taxes	217	206	211
Provision for income taxes (teb)	56	55	57
Reported net income	161	151	154
Amortization of acquisition-related intangible assets (1)	11	11	12
Adjusted net income	172	162	166

Net income growth (%)	4.5	51.8	(15.6)
Adjusted net income growth (%)	3.3	44.9	(15.9)
Revenue growth (%)	0.8	2.1	(7.2)
Non-interest expense growth (%)	(2.8)	0.4	1.6
Adjusted non-interest expense growth (%)	(2.1)	1.2	2.5
Operating leverage (%) (teb)	3.6	1.7	(8.8)
Adjusted operating leverage (%) (teb)	2.9	0.9	(9.7)
Efficiency ratio (%) (teb)	65.2	65.8	67.6
Adjusted efficiency ratio (%) (teb)	63.2	63.6	65.1
Net interest margin on average earning assets (%) (teb)	3.45	3.54	3.73
Average earning assets	65,606	64,492	59,569
Average current loans and acceptances	58,185	56,929	52,944
Average deposits	61,548	60,966	59,193

(Canadian $ equivalent in millions)
Net interest income (teb)	681	639	605
Non-interest revenue	178	166	168
Total revenue (teb)	859	805	773
Provision for credit losses	40	47	21
Non-interest expense	560	529	523
Income before income taxes	259	229	229
Provision for income taxes (teb)	67	60	62
Reported net Income	192	169	167
Adjusted net income	205	182	180
Average earning assets	78,223	71,682	64,354
Average current loans and acceptances	69,382	63,275	57,195
Average deposits	73,377	67,763	63,926
(1)	Before tax amounts of: $14 million in Q1-2015; $16 million in Q4-2014; and $18 million in Q1-2014 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q1 2015 vs Q1 2014

Net income of $192 million increased $25 million or 15%. Adjusted net income of $205 million increased $25 million or 14%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $161 million increased $7 million or 5% from a year ago. Adjusted net income of $172 million increased $6 million or 3%, driven by a 6% increase in pre-provision pre-tax income, partly offset by higher provisions for credit losses.

Revenue of $720 million increased $6 million or 1% from the prior year reflecting higher volume growth, partially offset by lower net interest margin and fee revenue. Net interest margin decreased by 28 basis points to 3.45%, primarily driven by a decline in loan spreads due to competitive pricing and changes in mix, including loans growing faster than deposits.

Provisions for credit losses were $33 million, up $13 million due to the impact of higher recoveries in the prior year. Non-interest expense decreased $13 million or 3% to $470 million. Adjusted non-interest expense decreased $9 million or 2% to $456 million, as a result of disciplined expense management.

Average current loans and acceptances increased $5.2 billion or 10% year over year to $58.2 billion. The core C&I loan portfolio maintained strong double-digit growth, increasing $5.9 billion or 24% from a year ago to $30.1 billion. In addition, our indirect auto and commercial real estate portfolios reflected growth of 6% and 16% year over year, respectively. Average deposits of $61.5 billion increased $2.4 billion or 4% year over year. Continued deposit growth in our commercial business and personal chequing balances was partially offset by planned declines in higher-cost time deposit balances.

Q1 2015 vs Q4 2014

Net income increased $23 million or 14%, and adjusted net income increased $23 million or 13%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income increased $10 million or 6% and adjusted net income increased $10 million or 5% from the prior quarter, primarily driven by lower provisions for credit losses and expenses, partly offset by lower revenue.

Revenue decreased $4 million from the prior quarter as the benefits from commercial loan and deposit growth were more than offset by a reduction in net interest margin. Net interest margin decreased by 9 basis points to 3.45% reflecting the impact of competitive pressure on loan spreads and changes in mix including loans growing faster than deposits.

Provisions for credit losses decreased by $9 million or 20%, primarily due to a decrease in the consumer portfolio. Non-interest expense decreased $6 million and adjusted non-interest expense decreased $4 million as higher stock-based compensation for

BMO Financial Group First Quarter Report 2015 · 15

employees that are eligible to retire that is recognized in the first quarter of each year was more than offset by disciplined expense management.

Average current loans and acceptances increased by $1.3 billion or 2% from the prior quarter, due to core C&I loan portfolio growth. Average deposits grew $0.6 billion or 1%, as growth in commercial business and personal chequing balances was partially offset by planned declines in higher-cost time deposit balances.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Wealth Management	Table 13

(Canadian $ in millions, except as noted)	Q1-2015	Q4-2014	Q1-2014

Net interest income	160	144	140
Non-interest revenue (1)	1,622	1,256	1,083
Total revenue (1)	1,782	1,400	1,223
Provision for (recovery of) credit losses	2	(1)	(1)
Insurance claims, commissions and changes in policy benefit liabilities (1)	747	300	357
Non-interest expense	828	816	645
Income before income taxes	205	285	222
Provision for income taxes	46	60	48
Reported net income	159	225	174
Acquisition integration costs (2)	10	9	-
Amortization of acquisition-related intangible assets (3)	17	18	8
Adjusted net income	186	252	182

Net income growth (%)	(8.7)	(27.7)	7.5
Adjusted net income growth (%)	2.3	(20.9)	8.1
Revenue growth (%) (1)	45.6	14.7	31.1
Revenue growth, net of CCPB (1)	19.3	5.8	11.4
Non-interest expense growth (%)	28.3	35.2	12.9
Adjusted non-interest expense growth (%)	24.9	31.7	12.7
Return on equity (%)	11.5	17.4	20.6
Adjusted return on equity (%)	13.4	19.4	21.6
Operating leverage (%) (1)	17.3	(20.5)	18.2
Adjusted operating leverage (%) (1)	20.7	(17.0)	18.4
Efficiency ratio (%) (1)	46.5	58.3	52.7
Adjusted efficiency ratio (%) (1)	44.5	55.9	51.9
Net interest margin on average earning assets (%)	2.78	2.61	2.73
Average earning assets	22,780	21,985	20,433
Average current loans and acceptances	13,805	13,250	12,561
Average deposits	26,595	25,217	25,211

U.S. Select Financial Data (US$ in millions)
Total revenue	185	181	178
Non-interest expense	169	196	157
Reported net income	12	(7)	17
Adjusted net income	17	(2)	22
Average earning assets	3,186	3,126	2,935
Average current loans and acceptances	2,829	2,707	2,527
Average deposits	6,296	6,092	5,863
(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.
(2)	Acquisition integration costs related to F&C of $13 million in Q1-2015; and $11 million in Q4-2014 are included in non-interest expense.
(3)	Before tax amounts of: $22 million in Q1-2015; $22 million in Q4-2014; and $10 million in Q1-2014 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q1 2015 vs Q1 2014

Net income was $159 million. Adjusted net income was $186 million compared to $182 million a year ago. Adjusted net income in traditional wealth of $155 million increased $33 million or 28% with good organic growth as well as growth from the acquired F&C business. Adjusted net income in insurance was $31 million, down $29 million from a year ago primarily due to a $41 million after-tax charge from unfavourable movements in long-term interest rates in the current quarter relative to a $7 million after-tax charge a year ago.

Revenue was $1,782 million, up $559 million or 46% from a year ago. Revenue in traditional wealth of $966 million increased $198 million or 26% due to the benefit from the acquired F&C business and higher fee-based revenue from strong growth in client assets. Insurance revenue was $816 million, up $361 million or 79% primarily due to the change in fair value of insurance investments that support our policy benefit liabilities. The change in fair value was due primarily to the increase in the fair value of fixed income investments resulting from the decline in interest rates in the quarter. The increase in insurance revenue was more than offset by increased insurance claims, commissions and changes in policy benefit liabilities of $390 million. The stronger U.S. dollar increased revenue by $21 million. Wealth Management revenue growth was 19% on a basis that nets insurance claims, commissions and changes in policy benefit liabilities with insurance revenue.

Non-interest expense was $828 million, up $183 million or 28% from a year ago. Adjusted non-interest expense was $793 million, up $158 million or 25% mainly due to the impact of the F&C acquisition, higher revenue-based costs and investments due to a changing business and regulatory environment. The stronger U.S. dollar increased adjusted expenses by $18 million.

16 · BMO Financial Group First Quarter Report 2015

Assets under management and administration grew by $254 billion or 43% from a year ago to $852 billion, with the acquired F&C business contributing $148 billion to the increase. Excluding F&C, assets under management and administration grew by 18%, driven by the stronger U.S. dollar, market appreciation and growth in new client assets.

Q1 2015 vs Q4 2014

Net income and adjusted net income decreased $66 million from last quarter. Adjusted net income in traditional wealth increased $20 million or 16% due to business growth. Adjusted net income in insurance decreased $86 million as the prior quarter included the $44 million after tax beneficial impact of changes in the approach to calculating the ultimate reinvestment rate less the impact of annual actuarial assumption changes. The remaining decrease was attributed to unfavourable movements in long-term interest rates relative to prior quarter.

Revenue increased $382 million or 27% from last quarter. Revenue in traditional wealth increased $46 million or 5%, reflecting higher fee-based revenue from growth in client assets. Insurance revenue increased $336 million primarily due to the change in fair value of insurance investments which was more than offset by increased insurance claims, commissions and changes in policy benefit liabilities of $447 million resulting from the decline in long-term interest rates in the current quarter and the beneficial changes in actuarial reserves in the prior quarter. The stronger U.S. dollar increased revenue by $15 million. Wealth Management revenue declined 6% on a basis that nets insurance claims, commissions and changes in policy benefit liabilities with insurance revenue due to the increase in insurance policy benefit liabilities described above.

Non-interest expense increased $12 million or 1% from last quarter. Adjusted non-interest expense increased $10 million or 1%. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense declined $3 million, due to the settlement of a legal matter in the previous quarter offset in part by stock-based compensation for employees eligible to retire in the current quarter and higher support costs.

Assets under management and administration grew by $57 billion or 7% due to the stronger U.S. dollar and market appreciation.

Adjusted results in this Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP measures section.

BMO Financial Group First Quarter Report 2015 · 17

BMO Capital Markets	Table 14

(Canadian $ in millions, except as noted)	Q1-2015	Q4-2014	Q1-2014

Net interest income (teb)	388	262	260
Non-interest revenue	533	549	713
Total revenue (teb)	921	811	973
Provision for (recovery of) credit losses	9	(7)	(1)
Non-interest expense	623	573	608
Income before income taxes	289	245	366
Provision for income taxes (teb)	68	54	90
Reported and adjusted net income	221	191	276

Trading Products revenue	569	470	591
Investment and Corporate Banking revenue	352	341	382
Net income growth (%)	(20.1)	(11.6)	(7.0)
Revenue growth (%)	(5.2)	2.0	8.9
Non-interest expense growth (%)	2.5	9.0	16.3
Return on equity (%)	13.7	14.3	18.8
Operating leverage (%) (teb)	(7.7)	(7.0)	(7.4)
Efficiency ratio (%) (teb)	67.6	70.8	62.5
Net interest margin on average earning assets (%) (teb)	0.65	0.46	0.48
Average earning assets	237,186	225,414	215,919
Average assets	287,666	263,362	254,156
Average current loans and acceptances	34,526	31,076	27,823
Average deposits	138,979	132,916	130,594

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	265	253	342
Non-interest expense	220	212	226
Reported net income	29	32	86
Average earning assets	76,161	80,529	74,641
Average assets	85,228	88,323	84,847
Average current loans and acceptances	10,184	9,587	8,992
Average deposits	58,603	57,254	55,030

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q1 2015 vs Q1 2014

Net income of $221 million decreased $55 million or 20% from a year ago as good trading revenue was more than offset by credit and funding valuation adjustments and lower Investment and Corporate Banking revenue, in part due to lower securities gains. Credit and funding valuation adjustments reduced revenue by $41 million and net income by $31 million in the quarter.

Revenue decreased $52 million or 5% year over year. Solid corporate banking revenue performance was more than offset by lower net securities gains and lower investment banking fees in Investment and Corporate Banking. In Trading Products, good trading revenue was more than offset by the negative impact of the credit and funding valuation adjustments. The stronger U.S. dollar increased revenue by $20 million or 2%, net of hedging impacts.

Provisions for credit losses increased by $10 million reflecting new provisions compared to net recoveries in the prior year. Non-interest expense increased $15 million or 2%. Excluding the impact of the stronger U.S. dollar, non-interest expenses were down $10 million or 2% due to lower employee-related expenses, partly offset by increased support costs that are driven by a changing business and regulatory environment.

Q1 2015 vs Q4 2014

Net income increased $30 million or 15% from the previous quarter mainly due to higher revenue, partly offset by higher expenses and higher credit losses. Return on equity of 13.7% was down due to a methodology change that increased allocated capital, offset in part by higher net income.

Revenue increased $110 million or 14% driven by improvements in client activity levels. Revenue in Trading Products rose primarily due to higher equity and interest rate trading revenues while revenue in Investment and Corporate Banking increased modestly. The stronger U.S. dollar increased revenue by $6 million or 1%, net of hedging impacts.

Provisions for credit losses were $16 million higher than the prior quarter due to new provisions compared to net recoveries in the prior quarter. Non-interest expense increased $50 million or 9% from the previous quarter largely due to stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year, as well as increased support costs that are driven by a changing business and regulatory environment. The stronger U.S. dollar increased expenses by $18 million or 3%.

18 · BMO Financial Group First Quarter Report 2015

Corporate Services, Including Technology and Operations	Table 15

(Canadian $ in millions, except as noted)	Q1-2015	Q4-2014	Q1-2014

Net interest income before group teb offset	(37)	10	(3)
Group teb offset	(190)	(99)	(85)
Net interest income (teb)	(227)	(89)	(88)
Non-interest revenue	92	62	20
Total revenue (teb)	(135)	(27)	(68)
Provision for (recovery) of credit losses	(20)	2	(59)
Non-interest expense	160	150	118
Loss before income taxes	(275)	(179)	(127)
Recovery of income taxes (teb)	(201)	(138)	(86)
Reported and adjusted net income (loss)	(74)	(41)	(41)

Corporate Services Provision for (Recovery of) Credit Losses
Impaired real estate loans	5	2	14
Interest on impaired loans	4	3	10
Purchased credit impaired loans	(29)	(33)	(117)
Purchased performing loans	-	30	34
Provision for (recovery) of credit losses, reported basis	(20)	2	(59)
Average loans and acceptances	300	356	563
Period-end loans and acceptances	256	306	559

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	(43)	(80)	(23)
Recovery of credit losses	(1)	(23)	(48)
Non-interest expense	46	40	12
Recovery of income taxes (teb)	(46)	(45)	(3)
Reported net income (loss)	(42)	(52)	16
Adjusted total revenue (teb)	(43)	(80)	(23)
Adjusted provision for (recovery) of credit losses	(18)	2	(57)
Adjusted non-interest expense	46	40	12
Adjusted net income (loss)	(31)	(66)	21

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of providing these Corporate Unit and T&O services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO Capital Markets), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets and purchased loan accounting impacts.

Financial Performance Review

Q1 2015 vs Q1 2014

Corporate Services net loss for the first quarter of 2015 was $74 million, compared with net loss of $41 million a year ago. Excluding the impact of the group teb adjustment on revenue and taxes, results were lower due to lower recoveries on the purchased credit impaired loan portfolio, higher regulatory expenses, higher taxes and the impact of the stronger U.S. dollar, partly offset by higher revenue, largely due to treasury-related items.

Q1 2015 vs Q4 2014

Corporate Services net loss for the first quarter of 2015 was $74 million, compared with net loss of $41 million in the fourth quarter of 2014. Results were lower primarily due to lower net interest income from an above trend fourth quarter and higher taxes, excluding the impact of the group teb adjustment.

BMO Financial Group First Quarter Report 2015 · 19

Summary Quarterly Earnings Trends	Table 16

(Canadian $ in millions, except as noted)	Q1-2015	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013	Q2-2013
Total revenue (1)	5,055	4,640	4,735	4,369	4,479	4,319	4,088	4,236
Provision for credit losses – specific (see below)	163	170	130	162	99	189	56	174
Provision for (recovery of) credit losses – collective	-	-	-	-	-	-	20	(30)
Insurance claims, commissions and changes in policy benefit liabilities (1)	747	300	520	328	357	181	88	343
Non-interest expense	3,006	2,887	2,756	2,594	2,684	2,580	2,526	2,550
Income before income taxes	1,139	1,283	1,329	1,285	1,339	1,369	1,398	1,199
Provision for income taxes	139	213	203	209	278	295	275	237
Reported net income (see below)	1,000	1,070	1,126	1,076	1,061	1,074	1,123	962
Adjusted net income (see below)	1,041	1,111	1,162	1,097	1,083	1,088	1,122	984
Basic earnings per share ($)	1.47	1.57	1.68	1.61	1.58	1.60	1.67	1.41
Diluted earnings per share ($)	1.46	1.56	1.67	1.60	1.58	1.60	1.66	1.40
Adjusted diluted earnings per share ($)	1.53	1.63	1.73	1.63	1.61	1.62	1.66	1.44
Net interest margin on average earning assets (%)	1.55	1.60	1.58	1.59	1.62	1.69	1.78	1.82
Adjusted net interest margin on average earning assets (%)	1.55	1.60	1.58	1.59	1.62	1.60	1.65	1.67
Effective income tax rate (%)	12.2	16.6	15.3	16.2	20.8	21.6	19.7	19.8
Adjusted effective income tax rate (%)	12.6	16.8	15.6	16.5	20.9	21.5	19.2	19.0
Canadian/U.S. dollar exchange rate (average)	1.19	1.11	1.08	1.10	1.08	1.04	1.04	1.02

Provision for credit losses – specific
Canadian P&C	132	129	129	131	139	164	122	149
U.S. P&C	40	47	57	52	21	98	43	59
Personal and Commercial Banking	172	176	186	183	160	262	165	208
Wealth Management	2	(1)	(3)	2	(1)	1	(1)	1
BMO Capital Markets	9	(7)	(6)	(4)	(1)	(17)	2	(6)
Corporate Services, including T&O	(20)	2	(47)	(19)	(59)	(57)	(110)	(29)
BMO Financial Group provision for credit losses – specific	163	170	130	162	99	189	56	174

Operating group reported net income:
Canadian P&C	502	526	525	480	485	458	486	421
U.S. P&C	192	169	161	157	167	104	152	153
Personal and Commercial Banking	694	695	686	637	652	562	638	574
Wealth Management	159	225	189	192	174	310	216	139
BMO Capital Markets	221	191	305	305	276	216	267	260
Corporate Services, including T&O	(74)	(41)	(54)	(58)	(41)	(14)	2	(11)
BMO Financial Group net income	1,000	1,070	1,126	1,076	1,061	1,074	1,123	962

Operating group adjusted net income:
Canadian P&C	503	527	526	481	486	460	488	421
U.S. P&C	205	182	174	170	180	117	165	167
Personal and Commercial Banking	708	709	700	651	666	577	653	588
Wealth Management	186	252	211	198	182	317	223	146
BMO Capital Markets	221	191	305	306	276	217	268	260
Corporate Services, including T&O	(74)	(41)	(54)	(58)	(41)	(23)	(22)	(10)
BMO Financial Group adjusted net income	1,041	1,111	1,162	1,097	1,083	1,088	1,122	984
(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO’s quarterly earnings trends were reviewed in detail on pages 58 and 59 of BMO’s 2014 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. Table 16 outlines summary results for the second quarter of fiscal 2013 through the first quarter of fiscal 2015. The table reflects changes in IFRS that are outlined in Note 1 to the unaudited interim consolidated financial statements and Note 1 to the audited annual consolidated financial statements on page 128 of BMO’s 2014 Annual Report.

Periodically, certain business lines and units within the business lines are transferred between client operating groups to more closely align BMO’s organizational structure and its strategic priorities. Comparative figures have been restated to conform to the current presentation.

Canadian P&C

Canadian P&C has had good net income growth over the last four quarters in 2014 with positive operating leverage. Over that period revenue growth has been driven by higher balance and fee volumes, with relatively stable net interest margins. Deposit growth has been strong, while loan growth has slowed in recent quarters. Expenses have grown as a result of continued investment in the business. Provisions for credit losses have remained relatively consistent over the past five quarters.

U.S. P&C

Results have been improving since the second quarter of 2014 due to improved revenue growth, primarily driven by strong commercial loan growth. Net interest margin has declined primarily due to lower loan spreads due to competitive pricing and changes in mix. Provisions for credit losses have remained relatively consistent over the past four quarters.

20 · BMO Financial Group First Quarter Report 2015

Wealth Management

Wealth Management operating results grew significantly in 2014. Traditional wealth operating results benefited from the acquired F&C business in the second half of 2014, as well as good organic growth in client assets. The fourth quarter of 2013 included a large security gain. Excluding this gain, traditional wealth recorded double-digit revenue growth for the past seven quarters. The fourth quarter of 2014 includes costs related to the settlement of a legal matter.

Quarterly results in the insurance businesses have been subject to variability, resulting primarily from changes in long-term interest rates and methodology and actuarial assumptions changes.

BMO Capital Markets

BMO Capital Markets demonstrated good results in the first three quarters of 2014, benefiting from favourable market conditions as well as a consistent and diversified strategy, with good revenue performance across both Investment and Corporate Banking and Trading Products. Results in the fourth quarter of 2014 and the first quarter of 2015 were impacted by the impact of adjustments related to credit and funding valuations and slower activity in parts of the business.

Provisions for Credit Losses

BMO’s PCL measured as a percentage of loans and acceptances has been declining since 2012 with some quarter-to-quarter variability – this is particularly notable when the recoveries from the purchased credit impaired loan portfolio are excluded.

Corporate Services

Adjusted quarterly net income decreased since the second quarter of 2013 largely reflecting variability in the recoveries of credit losses on the purchased portfolio and in Corporate Services revenue.

Foreign Exchange

Fluctuations in exchange rates in 2013 were subdued. The U.S. dollar strengthened significantly in 2014, and in the first quarter of 2015 with the exception of a slight weakening in the third quarter of 2014. A stronger U.S. dollar increases the translated value of U.S.-dollar-denominated revenues, expenses, provisions for (recoveries of) credit losses, income taxes and net income.

Provision for Income Taxes

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes, the level of tax exempt income and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Balance Sheet

Total assets of $672.4 billion at January 31, 2015, increased $83.7 billion from October 31, 2014, including a $31.3 billion increase as a result of a stronger U.S. dollar excluding the impact on derivative financial assets. Derivative financial assets increased $30.3 billion and derivative financial liabilities increased $30.0 billion, primarily due to the increase in the fair value of interest rate and foreign exchange contracts resulting from the decline in interest rates and the strengthening U.S. dollar, respectively.

The following discussion excludes changes due to the stronger U.S. dollar. The remaining $22.1 billion increase in assets was primarily driven by growth in cash and cash equivalents and interest bearing deposits with banks of $9.7 billion, securities borrowed or purchased under resale agreements of $8.2 billion, net loans and acceptances of $2.0 billion and securities of $1.9 billion.

Cash and cash equivalents and interest bearing deposits with banks increased $9.7 billion primarily due to increased balances held with central banks. Securities borrowed or purchased under resale agreements increased $8.2 billion, in line with the $6.6 billion increase in securities lent or sold under repurchase agreements. Both increases were driven by client activities. Net loans and acceptances increased $2.0 billion primarily due to loans to businesses and governments in the operating groups.

Liabilities increased $81.3 billion from October 31, 2014, including a $30.2 billion increase as a result of the stronger U.S. dollar excluding the impact on derivative financial liabilities, and an increase in derivative financial liabilities of $30.0 billion as discussed above.

The following discussion excludes changes due to the stronger U.S. dollar. The remaining $21.1 billion increase in liabilities was primarily driven by increases in deposits of $11.6 billion, securities lent or sold under repurchase agreements of $6.6 billion and securities sold but not yet purchased of $1.7 billion.

The $11.6 billion increase in deposits was driven by a $5.2 billion increase in business and government deposits reflecting higher levels of wholesale and customer deposits; a $4.4 billion increase in deposits by banks and a $2.0 billion increase in deposits by individuals.

Total equity increased $2.4 billion from October 31, 2014. Total shareholders’ equity increased $3.0 billion, partly offset by a decrease in non-controlling interest in subsidiaries of $0.6 billion. Total shareholders’ equity increased primarily due to the increase in accumulated other comprehensive income. Accumulated other comprehensive income on translation of net foreign operations increased

BMO Financial Group First Quarter Report 2015 · 21

$2.3 billion net of hedging impacts primarily due to the strengthening U.S. dollar, and accumulated other comprehensive income on cash flow hedges increased $0.6 billion primarily due to the decline in interest rates. Retained earnings increased by $252 million.

Contractual obligations by year of maturity are outlined in Note 16 to the unaudited interim consolidated financial statements.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel, joint ventures and associates on the same terms that we offer to our customers for those services.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2014, as described in Note 29 to the audited consolidated financial statements on page 177 of BMO’s 2014 Annual Report.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Structured Entities and Guarantees, which are described on pages 70 and 71 of BMO’s 2014 Annual Report as well as in Note 6 to the unaudited interim consolidated financial statements. We consolidate all of our Structured Entities, except for certain Canadian customer securitization and structured finance vehicles. There have been no changes of substance during the quarter ended January 31, 2015.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2014 Annual MD&A and in the notes to our audited consolidated financial statements for the year ended October 31, 2014, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on Pages 71 to 73 and 129 to 130 in BMO’s 2014 Annual Report.

Effective November 1, 2014, we adopted several new and amended accounting pronouncements issued by the International Accounting Standards Board (IASB), which are outlined in Note 1 to the unaudited interim consolidated financial statements.

Future Changes in Accounting Policies

BMO monitors the potential changes proposed by IASB, and analyzes the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 to the unaudited interim consolidated financial statements for the quarter ended January 31, 2015, and in Note 1 to the audited annual consolidated financial statements on pages 131 and 132 of BMO’s 2014 Annual Report.

Select Financial Instruments

Pages 69 and 70 of BMO’s 2014 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008 and based on subsequent assessments, markets regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures.

The Financial Stability Board (FSB) issued a report encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations.

We follow a practice of reporting on significant changes in the select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance from the disclosure in our 2014 Annual Report.

22 · BMO Financial Group First Quarter Report 2015

Disclosure for Domestic Systemically Important Banks (D-SIBs)

In March 2013, OSFI issued guidance designating the six largest Canadian banks, including BMO, as domestic systemically important banks. None of the Canadian banks are designated as global systemically important banks.

As a D-SIB, OSFI requires that we disclose the 12 indicators utilized in the Global Systemically Important Banks (G-SIBs) assessment methodology. These indicators measure the impact a bank’s failure would have on the global financial system and wider economy. The indicators reflect the size of banks, their interconnectedness, the lack of alternative infrastructure for services banks provide, their global activity and complexity. The methodology is outlined in the July 2013 paper, Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement, issued by the Basel Committee on Banking Supervision (BCBS). As required under the methodology, the indicators are calculated based on specific instructions issued by the BCBS; and as a result, the measures used may not be based on the most recent version of Basel III. Therefore values may not be consistent with other measures used in this report.

Indicator values have been reported based on regulatory requirements for consolidation and therefore insurance and other non-banking information is only included insofar as it is included in the regulatory consolidation of the group. This level of consolidation differs from that used in the consolidated financial statements. Therefore, results may not be comparable to other disclosures in this report.

Cross-jurisdictional claims were increased by the stronger U.S. dollar, growth in loans, securities borrowed or purchased under resale agreements and securities. Cross-jurisdictional liabilities were increased by the stronger U.S. dollar and increases in deposits and other liabilities. Notional amounts of over-the-counter derivatives increased primarily in foreign exchange and interest rate contracts, primarily driven by client activities. Payment activities were also impacted by the stronger U.S. dollar and higher levels of activity in U.S. dollar transactions.

Disclosure for Domestic Systemically Important Banks (D-SIBs) (Canadian $ in millions)	Table 17

As at October 31

Section	Indicators	2014	2013
A. Cross-jurisdictional activity	1. Cross-jurisdictional claims	218,233	187,300
	2. Cross-jurisdictional liabilities	210,360	172,510
B. Size	3. Total exposures as defined for use in the Basel III leverage ratio	651,228	638,599
C. Interconnectedness	4. Intra-financial system assets	116,970	114,698
	5. Intra-financial system liabilities	58,126	49,194
	6. Securities outstanding	199,073	181,086
D. Substitutability / financial institution infrastructure	7. Payments activity (1)	20,400,735	16,394,543
	8. Assets under custody	140,892	129,170
	9. Underwritten transactions in debt and equity markets	46,891	41,422
E. Complexity	10. Notional amount of over-the-counter (OTC) derivatives	3,872,827	3,343,044
	11. Trading and available-for-sale securities	32,550	33,868
	12. Level 3 assets	2,249	2,397
(1)	Includes intercompany transactions that are cleared through a correspondent bank.

Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this MD&A and the recent regulatory developments set out below.

Volcker Rule. The Volcker Rule, which prohibits banking entities active in the U.S. and their affiliates from certain proprietary trading and specified relationships with hedge funds and private equity funds, was finalized in December 2013. In December 2014, the U.S. regulators extended until July 21, 2016, the time that banking entities have to conform their investments in and relationships with private investment funds in place before December 31, 2013. They also indicated that during the course of 2015 they would issue a further such conformance extension to July 21, 2017. The extensions would permit additional time to either divest or conform investments in or relationships with these legacy funds. These extensions do not change the timing for implementation of an enterprise Volcker compliance framework.

FBO Rule. The Federal Reserve Board finalized a rule (the FBO Rule) that implements the Dodd-Frank Act’s enhanced prudential standards and early remediation requirements for the U.S. operations of non-U.S. banks, such as BMO. On December 29, 2014, we submitted to the Federal Reserve Board an outline of our implementation plan for meeting these requirements by the effective date (July 1, 2016). BMO is preparing for the impact of the FBO Rule on its operations.

For a more comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital management section starting on page 64, the Liquidity and Funding Risk section starting on page 95, and the Legal and Regulatory Risk section starting on page 102 of BMO’s 2014 Annual Report.

Caution

This Regulatory Developments section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2015 · 23

Risk Management

Our risk management practices and key measures have not changed significantly from those outlined on pages 77 to 105 of BMO’s 2014 Annual Report.

Market Risk

Linkages between Balance Sheet Items and Market Risk Disclosures

Table 18 below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to traded risk and non-traded risk measurement techniques.

Linkages Between Balance Sheet Items and Market Risk Disclosures	Table 18

	As at January 31, 2015				As at October 31, 2014

		Subject to market risk				Subject to market risk

(Canadian $ in millions)	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk	Main risk factors for non-traded risk balances
Assets Subject to Market Risk
Cash and cash equivalents	44,162	-	44,162	-	28,386	-	28,386	-	Interest rate
Interest bearing deposits with banks	6,597	855	5,742	-	6,110	930	5,180	-	Interest rate
Securities
Trading	88,991	81,691	7,300	-	85,022	78,997	6,025	-	Interest rate, credit spread
Available-for-sale	50,711	-	50,711	-	46,966	-	46,966	-	Interest rate, credit spread
Held-to-maturity	10,586	-	10,586	-	10,344	-	10,344	-	Interest rate
Other	1,084	-	1,084	-	987	-	987	-	Equity
Securities borrowed or purchased under resale agreements	66,086	-	66,086	-	53,555	-	53,555	-	Interest rate
Loans and acceptances (net of allowance for credit losses)	317,630	-	317,630	-	303,038	-	303,038	-	Interest rate, foreign exchange
Derivative instruments	62,989	59,562	3,427	-	32,655	31,627	1,028	-	Interest rate, foreign exchange
Other assets	23,522	-	8,052	15,470	21,596	-	7,787	13,809	Interest rate
Total Assets	672,358	142,108	514,780	15,470	588,659	111,554	463,296	13,809
Liabilities Subject to Market Risk
Deposits	429,778	8,160	421,618	-	393,088	7,639	385,449	-	Interest rate, foreign exchange
Derivative instruments	63,701	60,810	2,891	-	33,657	32,312	1,345	-	Interest rate, foreign exchange
Acceptances	10,986	-	10,986	-	10,878	-	10,878		Interest rate
Securities sold but not yet purchased	30,013	30,013	-	-	27,348	27,348	-	-
Securities lent or sold under repurchase agreements	49,551	-	49,551	-	39,695	-	39,695	-	Interest rate
Other liabilities	45,565	-	45,142	423	43,676	-	43,263	413	Interest rate
Subordinated debt	4,964	-	4,964	-	4,913	-	4,913	-	Interest rate
Total Liabilities	634,558	98,983	535,152	423	553,255	67,299	485,543	413
(1)	Primarily comprised of BMO’s balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.
(2)	Primarily comprised of BMO’s balance sheet items that are subject to the structural balance sheet and insurance risk management framework, or are available-for-sale securities.

Trading, Underwriting and Non-Trading (Structural) Market Risk

Total Trading Value at Risk (VaR) increased over the period mainly due to client facilitation activity within our equity portfolios. There was a partially offsetting increase in overall diversification. The available-for-sale (AFS) VaR also increased as a result of additional positions and from the impact of recalibrating some VaR parameters. Total Trading Stressed VaR increased over the period broadly reflecting changes in Trading VaR over the quarter.

There were no significant changes in our structural market risk management framework during the quarter other than discussed below. We enhanced our approach to quantify the potential impact of changing interest rates on structural earnings and value sensitivities in the first quarter. The new approach reflects a more refined estimate of expected deposit pricing as interest rates change.

Structural economic value sensitivity to rising interest rates primarily reflects a lower market value for fixed-rate loans. Structural economic value sensitivity to falling interest rates primarily reflects the impact of the decline in Canadian and U.S. interest rates in the quarter which reduces how much further rates can fall and the more limited ability to reduce deposit interest rates in a declining interest rate environment. These changes result in a small economic value exposure in the current quarter under falling interest rates relative to an economic value benefit last quarter. Structural earnings sensitivity to falling interest rates primarily reflects the risk of fixed- and floating-rate loans repricing at lower rates and the more limited ability to reduce deposit pricing as rates fall. Structural earnings sensitivity to rising interest rates primarily reflects the benefit of widening deposit spreads as interest rates rise.

BMO’s market risk management practices and key measures are outlined on pages 91 to 95 of BMO’s 2014 Annual Report.

24 · BMO Financial Group First Quarter Report 2015

Total Trading Value at Risk (VaR) Summary (1) (2)	Table 19

	For the quarter ended January 31, 2015				As at October 31, 2014
(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Quarter-end
Commodity VaR	(0.5)	(0.6)	(1.4)	(0.4)	(0.5)
Equity VaR	(12.0)	(5.1)	(12.3)	(3.3)	(3.2)
Foreign exchange VaR	(1.0)	(1.1)	(2.5)	(0.4)	(0.5)
Interest rate VaR	(5.6)	(4.4)	(5.7)	(3.3)	(5.8)
Credit VaR	(6.8)	(6.3)	(7.2)	(5.4)	(5.5)
Diversification	11.3	8.0	nm	nm	7.4
Total Trading VaR	(14.6)	(9.5)	(15.1)	(7.4)	(8.1)
Total AFS VaR	(10.6)	(8.7)	(10.6)	(7.8)	(7.9)
(1)	Total Trading VaR and AFS VaR are subject to the BMO Capital Markets trading management framework.
(2)	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

nm - not meaningful

Total Trading Stressed Value at Risk (SVaR) Summary (1) (2)	Table 20

	For the quarter ended January 31, 2015				As at October 31, 2014
(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Quarter-end
Commodity SVaR	(1.0)	(1.5)	(1.8)	(1.0)	(3.2)
Equity SVaR	(14.5)	(9.3)	(14.5)	(7.2)	(14.0)
Foreign exchange SVaR	(1.6)	(2.7)	(6.4)	(0.8)	(0.7)
Interest rate SVaR	(7.9)	(9.4)	(11.2)	(7.9)	(11.2)
Credit SVaR	(20.3)	(19.3)	(21.1)	(17.2)	(13.6)
Diversification	20.2	19.9	nm	nm	20.6
Total Trading SVaR	(25.1)	(22.3)	(26.1)	(18.0)	(22.1)
(1)	Stressed VaR is produced weekly.
(2)	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

nm - not meaningful

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1) (2) (3) (4) (5)	Table 21

	Economic value sensitivity (Pre-tax)		Earnings sensitivity over the next 12 months (After tax)
(Canadian $ equivalent in millions)	January 31, 2015	October 31, 2014	January 31, 2015	October 31, 2014
100 basis point increase	(545.9)	(715.1)	116.8	64.7
100 basis point decrease	(61.5)	405.2	(39.1)	(62.6)

200 basis point increase	(1,614.3)	(1,579.4)	152.6	85.8
200 basis point decrease	(258.3)	320.5	(51.1)	(68.1)
(1)	We enhanced our approach to quantify the potential impact of changing interest rates on structural earnings and value sensitivities in the first quarter. Positions as at October 31, 2014, have not been restated for the new approach.
(2)	Earnings and value sensitivities to falling interest rates assumes Canadian and U.S. central banks do not decrease overnight interest rates below nil. The scenarios with decreasing interest rates therefore limit the decrease in Canadian and U.S. short-term interest rates to 75 basis points and 25 basis points respectively for shorter-terms. Longer-term interest rates do not decrease below the assumed level of short-term interest rates.
(3)	Certain non-trading AFS holdings are managed under the bank’s trading risk framework. The risk exposure for these holdings is included in the VaR table (Table 19) as Total AFS VaR.
(4)	Losses are in brackets and benefits are presented as positive numbers.
(5)	For BMO’s insurance businesses, a 100 basis point increase in interest rates at January 31, 2015, results in an increase in earnings after tax of $76 million and an increase in before tax economic value of $572 million ($71 million and $385 million, respectively, at October 31, 2014). A 100 basis point decrease in interest rates at January 31, 2015, results in a decrease in earnings after tax of $72 million and a decrease in before tax economic value of $623 million ($63 million and $414 million, respectively, at October 31, 2014). These impacts are not reflected in the table above.

BMO Financial Group First Quarter Report 2015 · 25

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO’s liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings and can be converted to cash in a time frame that meets our liquidity and funding requirements.

BMO’s liquid assets are summarized in Table 22 below. In the ordinary course of business, BMO may encumber a portion of cash and security holdings as collateral to support trading activities and participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive highly liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral for trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received less collateral encumbered, totalled $191.2 billion at January 31, 2015, compared with $171.0 billion at October 31, 2014. The increase in unencumbered liquid assets was primarily due to higher cash balances and the impact of the stronger U.S. dollar. Net unencumbered liquid assets are primarily held at the parent bank level, in our U.S. legal entity BMO Harris Bank, and in BMO’s broker/dealer operations in Canada and internationally. In addition to liquid assets, BMO retains access to the Bank of Canada’s lending assistance program, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. BMO does not consider central bank facilities as a source of available liquidity when assessing its liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured wholesale funding. Table 23 provides a summary of total encumbered and unencumbered assets.

Liquid Assets	Table 22

	As at January 31, 2015					As at October 31, 2014

(Canadian $ in millions)	Carrying value/on balance sheet assets (1)	Other cash & securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)
Cash and cash equivalents	44,162	-	44,162	1,841	42,321	26,749
Deposits with other banks	6,597	-	6,597	-	6,597	6,110
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral development banks	109,608	20,525	130,133	85,869	44,264	41,770
Mortgage-backed securities and collateralized mortgage obligations	20,285	2,100	22,385	5,180	17,205	16,046
Corporate debt	20,212	5,869	26,081	1,964	24,117	24,026
Corporate equity	67,353	13,537	80,890	40,145	40,745	41,600
Total securities and securities borrowed or purchased under resale agreements	217,458	42,031	259,489	133,158	126,331	123,442
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	19,825	-	19,825	3,913	15,912	14,680
Total liquid assets	288,042	42,031	330,073	138,912	191,161	170,981
Other eligible assets at central banks (not included above) (5)	107,080	-	107,080	713	106,367	108,804
Undrawn credit lines granted by central banks	-	-	-	-	-	-
Total liquid assets and other sources	395,122	42,031	437,153	139,625	297,528	279,785
(1)	The carrying values outlined in this table are consistent with the carrying values in BMO’s balance sheet as at January 31, 2015.
(2)	Gross assets include on-balance sheet and off-balance sheet assets.
(3)	Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.
(4)	Under IFRS, NHA mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s liquidity and funding management framework. This amount is shown as a separate line item, NHA mortgage-backed securities.
(5)	Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

26 · BMO Financial Group First Quarter Report 2015

Asset Encumbrance (Canadian $ in millions)	Table 23

		Encumbered (2)		Net unencumbered
As at January 31, 2015	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	50,759	-	1,841	463	48,455
Securities (5)	279,314	103,207	33,864	8,660	133,583
Loans and acceptances	297,805	41,966	1,552	147,920	106,367
Other assets
Derivative instruments	62,989	-	-	62,989	-
Premises and equipment	2,334	-	-	2,334	-
Goodwill	5,900	-	-	5,900	-
Intangible assets	2,214	-	-	2,214	-
Current tax assets	579	-	-	579	-
Deferred tax assets	3,385	-	-	3,385	-
Other assets	9,110	-	-	9,110	-
Total other assets	86,511	-	-	86,511	-
Total assets	714,389	145,173	37,257	243,554	288,405

		Encumbered (2)		Net unencumbered
As at October 31, 2014	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	34,496	-	1,637	417	32,442
Securities (5)	253,961	85,374	30,465	7,939	130,183
Loans and acceptances	285,186	37,060	2,722	136,600	108,804
Other assets
Derivative instruments	32,655	-	-	32,655	-
Premises and equipment	2,276	-	-	2,276	-
Goodwill	5,353	-	-	5,353	-
Intangible assets	2,052	-	-	2,052	-
Current tax assets	665	-	-	665	-
Deferred tax assets	3,019	-	-	3,019	-
Other assets	8,231	-	-	8,231	-
Total other assets	54,251	-	-	54,251	-
Total assets	627,894	122,434	34,824	199,207	271,429
(1)	Gross assets include on-balance sheet and off-balance sheet assets.
(2)	Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities received that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered includes assets which are restricted from use for legal or other reasons, such as restricted cash and short sales.
(3)	Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $9.1 billion as at January 31, 2015, which include securities held in BMO’s insurance subsidiary and credit protection vehicle, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.
(4)	Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.
(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets is longer term (typically maturing in two to ten years) to better match the term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is generally shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different time periods. Supplemental liquidity pools are funded with a mix of wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $254.2 billion at January 31, 2015, up from $238.7 billion at October 31, 2014. BMO also receives deposits to facilitate certain trading activities, receives non-marketable deposits from corporate and institutional customers and issues structured notes primarily to retail investors. These deposits totalled $31.1 billion as at January 31, 2015.

Total wholesale funding outstanding, largely consisting of negotiable marketable securities, was $175.7 billion at January 31, 2015, with $41.1 billion sourced as secured funding and $134.6 billion sourced as unsecured funding. Wholesale funding outstanding increased from $156.4 billion at October 31, 2014, primarily due to the impact of the stronger U.S. dollar. The mix and maturities of BMO’s wholesale term funding are outlined in Table 24 below. Additional information on deposit maturities can be found in Note 16 of the unaudited interim consolidated financial statements. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $191.2 billion as at January 31, 2015, that can be monetized to meet potential funding requirements, as described on page 26.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian and U.S. Medium-Term Note Programs, Canadian and U.S. mortgage securitizations, Canadian credit card securitizations, covered bonds and Canadian and U.S. senior (unsecured) deposits.

BMO Financial Group First Quarter Report 2015 · 27

Wholesale Funding Maturities (Canadian $ in millions) (1)	Table 24

As at January 31, 2015	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total
Deposits from banks (2)	10,771	5,915	1,055	15	17,756	-	-	17,756
Certificates of deposit and commercial paper	12,073	19,697	20,580	6,261	58,611	2,212	-	60,823
Bearer deposit notes	1,118	659	221	-	1,998	-	-	1,998
Asset-backed commercial paper (ABCP)	1,100	1,621	1,170	13	3,904	-	-	3,904
Senior unsecured medium-term notes	-	3,783	1,330	9,405	14,518	12,247	18,695	45,460
Senior unsecured structured notes (3)	-	16	10	710	736	45	1,258	2,039
Covered bonds and securitizations
Mortgage securitizations	-	1,510	343	1,048	2,901	2,005	12,902	17,808
Covered bonds	-	-	2,542	1,907	4,449	2,542	4,213	11,204
Credit card securitizations	-	42	-	1,009	1,051	3,014	1,136	5,201
Subordinated debt (4)	-	-	363	-	363	483	5,650	6,496
Other (5)	-	-	-	-	-	-	3,019	3,019
Total	25,062	33,243	27,614	20,368	106,287	22,548	46,873	175,708
Of which:
Secured	1,100	3,173	4,055	3,977	12,305	7,561	21,270	41,136
Unsecured	23,962	30,070	23,559	16,391	93,982	14,987	25,603	134,572
Total (6)	25,062	33,243	27,614	20,368	106,287	22,548	46,873	175,708
(1)	Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table in Note 16 of the unaudited interim consolidated financial statements. Wholesale funding also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(2)	Except for deposits from banks, which primarily consist of bank deposits sourced to support trading activities, unsecured funding refers to funding through the issuance of marketable, negotiable securities.
(3)	Primarily issued to institutional investors.
(4)	Includes certain subordinated debt instruments reported as deposits or other liabilities for accounting purposes. Subordinated debt is reported in this table in accordance with recommended EDTF disclosures.
(5)	Refers to Federal Home Loan Banks advances.
(6)	Total wholesale funding consists of Canadian-dollar-denominated funding of $55.7 billion and U.S.-dollar and other foreign-denominated funding of $120.0 billion as at January 31, 2015.

Under OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, BMO is required to maintain a Liquidity Coverage Ratio (LCR) above 100% effective January 2015. BMO comfortably exceeded the LCR minimum as at January 31, 2015. Canadian banks are required to disclose their LCR in accordance with OSFI requirements effective with the Q2, 2015 reporting period.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have additional consequences, including those set out in Note 10 on page 148 of BMO’s 2014 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. The ratings as at January 31, 2015, were as follows: DBRS (AA); Fitch (AA-); Moody’s (Aa3); and Standard & Poor’s (A+).

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at January 31, 2015, the bank would be required to provide additional collateral to counterparties totalling $108 million, $428 million and $652 million under a one-notch, two-notch and three-notch downgrade, respectively.

Insurance Risk

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter. BMO’s insurance risk management practices are outlined on page 102 of BMO’s 2014 Annual Report.

Information and Cyber Security Risk

There were no significant changes in our information and cyber security risk management practices during the quarter from those described in the Cyber Security Risk section on page 78 and in the Operational Risk section on page 101 of BMO’s 2014 Annual Report.

28 · BMO Financial Group First Quarter Report 2015

Select Geographic Exposures

Select geographic exposures were disclosed and discussed on pages 88 and 89 of BMO’s 2014 Annual Report. Our exposure to European countries, as at January 31, 2015, is set out in the tables that follow. Our net portfolio exposures are summarized in Table 25 and 26 for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives. There has been limited change to our exposures compared with October 31, 2014.

European Exposure by Country and Counterparty (9) (Canadian $ in millions)	Table 25

As at January 31, 2015

	Funded lending (1)	Securities (2)(8)				Repo-style transactions and derivatives (3)(4)				Total

Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Net Exposure
GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (5)	8	-	-	-	-	8	4	-	12	20
Italy	64	-	-	-	-	3	19	-	22	86
Portugal	1	-	-	-	-	-	-	-	-	1
Spain	55	-	-	-	-	1	-	-	1	56
Total – GIIPS	128	-	-	-	-	12	23	-	35	163
Eurozone (excluding GIIPS)
France	59	3	-	349	352	61	-	-	61	472
Germany	87	39	105	1,360	1,504	134	-	-	134	1,725
Netherlands	221	800	9	129	938	66	11	-	77	1,236
Finland	1	-	-	439	439	-	-	-	-	440
Other (6)	224	31	3	-	34	8	92	22	122	380
Total – Eurozone (excluding GIIPS)	592	873	117	2,277	3,267	269	103	22	394	4,253
Rest of Europe
Denmark	12	606	-	151	757	-	-	-	-	769
Norway	15	1,035	-	-	1,035	57	-	-	57	1,107
Russian Federation	78	-	-	-	-	-	-	-	-	78
Sweden	34	472	3	-	475	1	-	-	1	510
Switzerland	280	-	-	-	-	32	-	-	32	312
United Kingdom	535	113	55	225	393	537	36	66	639	1,567
Other (6)	4	-	-	-	-	-	-	-	-	4
Total – Rest of Europe	958	2,226	58	376	2,660	627	36	66	729	4,347
Total – All of Europe (7)	1,678	3,099	175	2,653	5,927	908	162	88	1,158	8,763

As at October 31, 2014

	Funded lending (1)	Securities (2)				Repo-style transactions and derivatives (3)(4)				Total

Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Net Exposure
Total – GIIPS	129	-	-	-	-	55	7	-	62	191
Total – Eurozone (excluding GIIPS)	551	711	53	1,872	2,636	379	49	7	435	3,622
Total – Rest of Europe	1,162	2,254	44	537	2,835	714	14	2	730	4,727
Total – All of Europe (7)	1,842	2,965	97	2,409	5,471	1,148	70	9	1,227	8,540

Refer to footnotes in Table 26.

BMO Financial Group First Quarter Report 2015 · 29

European Lending Exposure by Country and Counterparty (9) (Canadian $ in millions)	Table 26

	Lending (1)
	Funded lending as at January 31, 2015			As at January 31, 2015		As at October 31, 2014
Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded
GIIPS
Greece	-	-	-	-	-	-	-
Ireland (5)	-	8	-	21	8	103	8
Italy	64	-	-	64	64	69	69
Portugal	1	-	-	1	1	-	-
Spain	55	-	-	67	55	62	52
Total – GIIPS	120	8	-	153	128	234	129
Eurozone (excluding GIIPS)
France	25	34	-	79	59	78	26
Germany	69	18	-	96	87	99	85
Netherlands	30	191	-	426	221	559	239
Finland	1	-	-	1	1	-	-
Other (6)	177	47	-	445	224	439	201
Total – Eurozone (excluding GIIPS)	302	290	-	1,047	592	1,175	551
Rest of Europe
Denmark	12	-	-	12	12	12	12
Norway	15	-	-	15	15	15	15
Russian Federation	46	32	-	78	78	330	330
Sweden	23	11	-	163	34	198	93
Switzerland	4	276	-	535	280	471	215
United Kingdom	228	307	-	809	535	701	497
Other (6)	-	4	-	51	4	45	-
Total - Rest of Europe	328	630	-	1,663	958	1,772	1,162
Total - All of Europe (7)	750	928	-	2,863	1,678	3,181	1,842
(1)	Funded lending includes loans (primarily trade finance).
(2)	Securities include cash products, insurance investments and traded credit.
(3)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($15.8 billion for Europe as at January 31, 2015).
(4)	Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.
(5)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $78 million as at January 31, 2015.
(6)	Includes countries with less than $300 million net exposure, but excludes the Russian Federation which is shown separately above.
(7)	Of our total net direct exposure to Europe, approximately 91% was to counterparties in countries with a rating of Aaa/AAA from at least one of Moody’s and S&P.
(8)	BMO’s total net notional CDS exposure (embedded as part of the securities exposure table) to Europe was $600 million, with no net single-name* CDS exposure to GIIPS countries as at January 31, 2015 (*includes a net position of $301 million (bought protection) on a CDS Index, of which 20% is comprised of GIIPS domiciled entities).
(9)	BMO has the following indirect exposures to Europe as at January 31, 2015:
– Collateral of €541 million to support trading activity in securities (€29 million from GIIPS) and €245 million of cash collateral being held.
– Guarantees of $1,153 million ($10 million to GIIPS).

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

30 · BMO Financial Group First Quarter Report 2015

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2014 annual MD&A and audited annual consolidated financial statements, our First Quarter 2015 Earnings Release and Report to Shareholders, presentation materials and supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 24, 2015, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Tuesday, May 26, 2015, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6766952.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Lisa Hofstatter, Managing Director, Investor Relations, lisa.hofstatter@bmo.com, 416-867-7019

Willa Hoffmann, Director, Investor Relations, willa.hoffmann@bmo.com, 416-867-6956

Corporate Secretary

Barbara Muir, Corporate Secretary, corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

November 2014 $83.33

December 2014 $81.73

January 2015 $77.63

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 18th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2014 annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2014 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

Annual Meeting 2015 The next Annual Meeting of Shareholders will be held on Tuesday, March 31, 2015, in Toronto, Ontario.

56· BMO Financial Group First Quarter Report 2015